Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change June 5, 2008
Item 3	News Release The news release dated June 5, 2008 was disseminated through Marketwire’s Canadian Timely Investment Network.
Item 4
Summary of Material Change

Canplats Resources Corporation announced the results of a further four diamond drill holes completed in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated June 5, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 5th day of June, 2008.

June 5, 2008	TSX Venture Symbol: CPQ

CAMINO ROJO DIAMOND DRILLING FURTHER EXPANDS
HIGHER-GRADE MINERALIZATION AT REPRESA

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce the results of a further four diamond drill holes completed in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.

Diamond drill hole CRD-12, collared 70 meters to the southeast of previously announced drill hole CR-59, intersected strong sulphide mineralization to significant depths along the southwestern extension of the Represa Zone.  This hole returned 292.00 meters averaging 1.16 grams gold per tonne, 11.65 grams silver per tonne, 0.07% lead, and 0.40% zinc including 93.00 meters averaging 2.05 grams gold per tonne, 20.57 grams silver per tonne, 0.13% lead, and 0.84% zinc.  These intersections extend well below the previously-reported higher-grade intersections in reverse circulation drill holes CR-56, CR-57 and CR-59.  Other diamond drill holes have confirmed continuity and extended the Represa Zone mineralization to depth.

Drill results are summarized in the following table:

Hole No.	From (meters)	To (meters)	Interval (i) (meters)	Gold (g/tonne)	Silver (g/tonne)	Lead (%)	Zinc (%)
CRD-10	3.05	469.75	466.70	0.82	18.19	0.25	0.56
incl.	3.05	196.00	192.95	0.95	28.15	0.38	0.60
CRD-11	12.00	420.00	408.00	0.63	13.51	0.17	0.51
incl.	118.00	230.00	112.00	1.49	24.27	0.22	0.80
CRD-12	138.00	165.50	27.50	2.24	16.85	0.17	0.17
	274.00	566.00	292.00	1.16	11.65	0.07	0.40
incl.	326.00	419.00	93.00	2.05	20.57	0.13	0.84
CRD-13	78.00	580.40	502.40	0.46	8.68	0.13	0.33
incl.	277.20	344.80	67.60	0.67	15.87	0.34	0.61

(i)	True width to be determined

The Company has commenced a program of reconnaissance-style tensor IP geophysical surveys to the southwest and southeast of the Represa-Don Julio Zones.  This program will be expanded to areas of favourable alteration associated with at least three regional magnetic features that may represent covered intrusive centers.  One of these areas, known as “Camino Rojo Dos,” is situated 20 kms to the west-southwest of the Represa Zone and was discovered through similar surface prospecting methods to the Camino Rojo discovery.  In both cases, red hematitic crushed rock was being used as local road fill and traced back to nearby bedrock sources.  Initial sampling of limited rock exposures at “Camino Rojo Dos” has returned low gold values; however, the alteration and structural setting suggests that it may be situated in close proximity to a sizeable mineral system.

The Company has also recently acquired additional concessions to the immediate west and southwest of the Camino Rojo property, expanding the total project size to 340,000 hectares (more than 1,300 square miles).

Four drills continue to delineate and test for extensions of the Represa Zone mineralization along strike and to depth.  Drilling is currently following up recently-announced extensions of the Represa Zone mineralization to the west-southwest and east-northeast.  In addition, diamond drilling has commenced at the Don Julio Zone to test below and adjacent to favourable alteration and trace element geochemistry encountered in shallow reverse circulation drill holes.  The Company is planning on replacing one reverse circulation drill rig with an additional diamond drill when it becomes available.

The Camino Rojo property is 100% owned by Canplats and located in an area of excellent infrastructure, 50 kilometers to the southeast of Goldcorp’s Penasquito mine.  Maps of the drill program and reconnaissance targets on the Camino Rojo property will be available at the Canplats web site, www.canplats.com.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101 responsible for the Camino Rojo exploration program and has verified the data in the table above. All samples were submitted for preparation in Guadalajara, Mexico and analysis at its facilities in Vancouver, B.C. by ALS Chemex.  All samples were analyzed using aqua regia digestion with ICP finish.  All gold samples were fire assayed with an AA finish and all samples over 10 ppm gold were re-assayed using a fire assay with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  One in 20 samples was blind duplicate assayed at ALS Chemex in Vancouver, B.C.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-484-5960

Investor Inquiries
Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F.